AGREEMENT OF SALE
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     THIS AGREEMENT OF SALE (this "Agreement"), is entered into as of the 8th day of December, 1997, by and among JOSEPH FREED HOLDINGS, L.L.C., an Illinois limited liability company ("Purchaser"), AMERICAN NATIONAL BANK AND TRUST COMPANY OF CHICAGO, not personally but as Trustee under Trust Agreement dated April 24, 1987 and known as Trust Number 102332-03 ("Trustee") and EVANSTON PLAZA INVESTORS A REAL ESTATE LIMITED PARTNERSHIP, an Illinois limited partnership ("Beneficiary") (Trustee and Beneficiary are hereinafter together referred to as "Seller").

                             W I T N E S S E T H:
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1.   PURCHASE AND SALE.  Purchaser agrees to purchase and Seller agrees to sell at the price of Seven Million Two Hundred Thousand And No/100 Dollars ($7,200,000.00) (the "Purchase Price"), that certain property commonly known as Evanston Plaza, Evanston, Illinois, legally described on Exhibit A attached hereto (the "Property"). Included in the Purchase Price is all of the personal property set forth on Exhibit B attached hereto (the "Personal Property").

2.   PURCHASE PRICE.  The Purchase Price shall be paid by Purchaser as follows:

     2.1. Within two (2) business days after the execution of this Agreement, the sum of One Hundred Thousand and No/100 Dollars ($100,000.00) (the "Earnest Money") to be held in escrow by and in accordance with the provisions of the Escrow Agreement ("Escrow Agreement") attached hereto as Exhibit C; and

     2.2. On the "Closing Date" (hereinafter defined), the balance of the Purchase Price, adjusted in accordance with the prorations, by federally wired "immediately available" funds, on or before 1:00 p.m Chicago time.

3.   TITLE COMMITMENT AND SURVEY.

     3.1. Attached hereto as Exhibit D is a copy of a title commitment for an owner's standard title insurance policy issued by Near North National Title Corporation, as agent for First American Title Insurance Company (hereinafter referred to as "Title Insurer"), dated January 31, 1997, revised as of March 14, 1997 and revised October 29, 1997 for the Property, the "Fretter's Parcel" (hereinafter defined) and the "Toys R Us Parcel" (hereinafter defined) (the "Title Commitment"). Within thirty (30) days of the date of the execution of this Agreement, Seller shall deliver or cause to be delivered to Purchaser a date-down to the Title Commitment. For purposes of this Agreement, "Permitted Exceptions" shall mean: (a) general real estate taxes, special assessments, special district taxes and related charges not yet due and payable on the Property; (b) matters shown on the "Existing Survey" (hereinafter defined) affecting the Property, subject to the revisions set forth below in Paragraph 3.2; (c) matters caused by the actions of Purchaser; and (d) the title exceptions set forth in Schedule B of the Title Commitment as Numbers 7 (excluding option to purchase), 8, 9, 11, 12, 15 (limited to tenants on rent roll delivered at Closing), 16 (but only to Commonwealth Edison), 17, 18, 19, 20, 21, 30, 31 and 32, to the extent that same affect the Property. All other
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exceptions to title shall be referred to as "Unpermitted Exceptions".  On the
Closing Date, Title Insurer shall deliver to Purchaser a standard title policy for the Property in conformance with the previously delivered Title Commitment, subject to Permitted Exceptions and Unpermitted Exceptions waived by Purchaser and including extended coverage (the "Title Policy"). Seller shall pay the full cost of the Title Commitment and the Title Policy, except that Purchaser shall pay for the cost of the extended coverage. Purchaser may, at its election and expense, obtain additional endorsements to the Title Policy, it being acknowledged by Purchaser that the issuance of such additional endorsements shall not be a requirement to Seller's delivery of the Title Policy as set forth in this Paragraph 3.1, except that Purchaser shall require and Seller shall deliver a Title Policy with a 3.1 zoning endorsement with parking and loading as to the Property in its current condition and a commitment to issue a 3.1 zoning endorsement with parking and loading with respect to the redevelopment work contemplated in the "Dominick's Lease" (as hereinafter defined) to the extent such an endorsement is available based upon a site plan of such redevelopment as opposed to plans and specifications. Notwithstanding anything contained herein to the contrary, the parties acknowledge and agree that (i) the City of Evanston's most current zoning map inadvertently shows a portion of the Property being zoned for industrial use;
(ii) Purchaser has requested a letter from the City of Evanston stating that the zoning map is in error and that the City of Evanston is undertaking to correct the zoning map so that the entire Property is designated as C-1 (the "Correction Letter"); and (iii) upon receipt of the Correction Letter Purchaser agrees not to assert any claims against Seller as a result of the zoning map inadvertently showing that a portion of the Property is designated for industrial use. In the event Purchaser has not received the Correction Letter on or before the expiration of the "Inspection Period" (hereinafter defined), Purchaser shall have the right to terminate this Agreement in accordance with the terms of Paragraph 7.1 herein.

     3.2. Purchaser has received a survey of the Property prepared by Professionals Associated Survey, Inc., dated May 30, 1997 and revised November 11, 1997 (the "Existing Survey"). Seller shall pay the full cost of the Existing Survey and shall cause the Existing Survey to be revised to reflect the following changes: (i) Parcel 3 shall be more clearly delineated and the document creating Parcel 3 shall be specifically referenced; (ii) the dimensions of the Chicago North Railway Company right of way referenced as Exception No. 32 on the Title Commitment shall be more clearly delineated;
(iii) the certification shall state that the Property has direct access to Greenleaf Street, in addition to Dempster Street and Dodge Avenue and (iv) the certification shall be updated to correctly reference the effective date of the Title Commitment. The Existing Survey, as revised, shall be certified to American National Bank and Trust of Chicago, Purchaser and Title Insurer and shall be delivered to the Purchaser within thirty (30) days after the execution of this Agreement. Purchaser hereby acknowledges that all matters disclosed by the Existing Survey, subject to the revisions described in this Paragraph 3.2, are acceptable to Purchaser.

4. PAYMENT OF CLOSING COSTS. In addition to the costs set forth in Paragraphs 3.1 and 3.2, Purchaser and Seller shall each pay for one-half of the costs of the documentary or transfer stamps to be paid with reference to the "Deed" (hereinafter defined) and all other stamps, intangible, transfer,
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documentary, recording, sales tax and surtax imposed by law with reference to any other sale documents delivered in connection with the sale of the Property to Purchaser and all other charges of the Title Insurer in connection with this transaction.

5.   CONDITION OF TITLE.

     5.1. If, prior to Closing, a date-down to the Title Commitment or the Updated Survey discloses any new Unpermitted Exception, Seller shall have thirty (30) days from the date of the date-down to the Title Commitment or the Updated Survey, as applicable, at Seller's expense, to (i) bond over, cure and/or have any Unpermitted Exceptions which, in the aggregate, do not exceed $25,000.00, removed from the Title Commitment or to have the Title Insurer commit to insure against loss or damage that may be occasioned by such Unpermitted Exceptions, or (ii) have the right, but not the obligation, to bond over, cure and/or have any Unpermitted Exceptions which, in the aggregate, equal or exceed $25,000.00, removed from the Title Commitment or to have the Title Insurer commit to insure against loss or damage that may be occasioned by such Unpermitted Exceptions. In such event, the time of Closing shall be delayed, if necessary, to give effect to said aforementioned time periods. If Seller fails to cure or have said Unpermitted Exception removed or have the Title Insurer commit to insure as specified above within said thirty (30) day period or if Seller elects not to exercise its rights under (ii) in the preceding sentence, Purchaser may terminate this Agreement upon notice to Seller within five (5) days after the expiration of said thirty (30) day period; provided, however, and notwithstanding anything contained herein to the contrary, if the Unpermitted Exception which gives rise to Purchaser's right to terminate was recorded against the Property as a result of the affirmative, willful action of Seller (and not by any unrelated third party) with the intention to prevent the sale of the Property in accordance with the terms hereof, Seller will cure such Unpermitted Exception. Absent notice from Purchaser to Seller in accordance with the preceding sentence, Purchaser shall be deemed to have elected to take title subject to said Unpermitted Exception. If Purchaser terminates this Agreement in accordance with the terms of this Paragraph 5.1, this Agreement shall become null and void without further action of the parties and all Earnest Money theretofore deposited into the escrow by Purchaser together with any interest accrued thereon, shall be returned to Purchaser, and neither party shall have any further liability to the other, except for Purchaser's obligation to indemnify Seller and restore the Property, as more fully set forth in Paragraph 7.

     5.2. Seller agrees to convey fee simple title to the Property to Purchaser by trustee's deed (the "Deed") in recordable form subject only to the Permitted Exceptions and any Unpermitted Exceptions waived by Purchaser.

6.   CONDEMNATION, EMINENT DOMAIN, DAMAGE AND CASUALTY.

     6.1. Except as provided in the indemnity provisions contained in Paragraph 7.1 of this Agreement, Seller shall bear all risk of loss with respect to the Property up to the earlier of the dates upon which either possession or title is transferred to Purchaser in accordance with this Agreement. Notwithstanding the foregoing, in the event of damage to the Property by fire or other casualty prior to the Closing Date, repair of which would cost less than or equal to $100,000.00 (as determined by Seller in good
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faith) Purchaser shall not have the right to terminate its obligations under this Agreement by reason thereof, but Seller shall have the right to elect to either repair and restore the Property (in which case the Closing Date shall be extended until completion of such restoration) or to assign and transfer to Purchaser on the Closing Date all of Seller's right, title and interest in and to all insurance proceeds paid or payable to Seller on account of such fire or casualty and Seller shall pay to Purchaser at the Closing the amount of Seller's insurance deductible. Seller shall promptly notify Purchaser in writing of any such fire or other casualty and Seller's determination of the cost to repair the damage caused thereby. In the event of damage to the Property by fire or other casualty prior to the Closing Date, repair of which would cost in excess of $100,000.00 (as determined by Seller in good faith), then this Agreement may be terminated at the option of Purchaser, which option shall be exercised, if at all, by Purchaser's written notice thereof to Seller within five (5) business days after Purchaser receives written notice of such fire or other casualty and Seller's determination of the amount of such damages, and upon the exercise of such option by Purchaser this Agreement shall become null and void, the Earnest Money deposited by Purchaser shall be returned to Purchaser together with interest thereon, and neither party shall have any further liability or obligations hereunder, except for Purchaser's obligation to indemnify Seller and restore the Property, as more fully set forth in Paragraph 7. In the event that Purchaser does not exercise the option set forth in the preceding sentence, the Closing shall take place on the Closing Date and Seller shall assign and transfer to Purchaser on the Closing Date all of Seller's right, title and interest in and to all insurance proceeds paid or payable to Seller on account of the fire or casualty, and Seller shall pay to the Purchaser at the Closing the amount of Seller's insurance deductible. Seller hereby represents and warrants to Purchaser that it maintains, and at all times through the Closing will maintain, replacement cost insurance for the Property.

     6.2. If between the date of this Agreement and the Closing Date, any condemnation or eminent domain proceedings are initiated which might result in the taking of any part of the Property or the taking or closing of any right of access to the Property, Seller shall immediately notify Purchaser of such occurrence. In the event that the taking of any part of the Property shall:
(i) materially impair access to the Property; (ii) cause any material non-compliance with any applicable law, ordinance, rule or regulation of any federal, state or local authority or governmental agencies having jurisdiction over the Property or any portion thereof; or (iii) materially and adversely impair the use of the Property as Purchaser intends to use it, in Purchaser's reasonable judgment (hereinafter collectively referred to as a "Material Event"), Purchaser may:

          6.2.1. terminate this Agreement by written notice to Seller, in which event the Earnest Money deposited by Purchaser, together with interest thereon, shall be returned to Purchaser and all rights and obligations of the parties hereunder with respect to the closing of this transaction will cease; or

          6.2.2. proceed with the Closing, in which event Seller shall assign to Purchaser all of Seller's right, title and interest in and to any award made in connection with such condemnation or eminent domain proceedings.
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     6.3. Purchaser shall then notify Seller, within five (5) business days after Purchaser's receipt of Seller's notice, whether Purchaser elects to exercise its rights under Paragraph 6.2.1 or Paragraph 6.2.2. Closing shall be delayed, if necessary, until Purchaser makes such election. If Purchaser fails to make an election within such five (5) business day period, Purchaser shall be deemed to have elected to exercise its rights under Paragraph 6.2.2. If between the date of this Agreement and the Closing Date, any condemnation or eminent domain proceedings are initiated which do not constitute a Material Event, Purchaser shall be required to proceed with the Closing, in which event Seller shall assign to Purchaser all of Seller's right, title and interest in and to any award made in connection with such condemnation or eminent domain proceedings.

7.   INSPECTION AND AS-IS CONDITION.

     7.1. During the period commencing on the date hereof, and ending at 5:00 p.m. Chicago time on December 22, 1997 (said period being herein referred to as the "Inspection Period"), Purchaser and the agents, engineers, employees, contractors and surveyors retained by Purchaser may enter upon the Property, at any reasonable time and upon reasonable prior notice to Seller, to inspect the Property, including a review of Leases (as hereinafter defined) located at the Property, and to conduct and prepare such studies, tests and surveys as Purchaser may deem reasonably necessary and appropriate. In connection with Purchaser's review of the Property, Seller agrees to deliver to Purchaser copies of the current rent roll for the Property, Leases, the most recent tax and insurance bills, utility account numbers, service contracts, and unaudited year end 1995 and 1996 operating statements. Furthermore, if the following are reasonably available to Seller, Seller shall deliver to Purchaser plans and specifications.

     All of the foregoing tests, investigations and studies to be conducted under this Paragraph 7.1 by Purchaser shall be at Purchaser's sole cost and expense and Purchaser shall restore the Property to the condition existing prior to the performance of such tests or investigations by or on behalf of Purchaser. Purchaser shall defend, indemnify and hold Seller and any affiliate, parent of Seller, and all shareholders, employees, officers and directors of Seller or Seller's affiliate or parent (hereinafter collectively referred to as "Affiliate of Seller") harmless from any and all liability, cost and expense (including without limitation, reasonable attorney's fees, court costs and costs of appeal) suffered or incurred by Seller or Affiliates of Seller for injury to persons or property caused by Purchaser's investigations and inspection of the Property. Purchaser shall undertake its obligation to defend set forth in the preceding sentence using attorneys selected by Seller, in Seller's sole discretion.

     Prior to commencing any such tests, studies and investigations, Purchaser shall furnish to Seller a certificate of insurance evidencing comprehensive general public liability insurance insuring the person, firm or entity performing such tests, studies and investigations and listing Seller and Purchaser as additional insureds thereunder.

     If Purchaser is dissatisfied with the results of the tests, studies or investigations performed or information received pursuant to this Paragraph 7.1, Purchaser shall have the right to terminate this Agreement by giving
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written notice of such termination to Seller at any time prior to the expiration of the Inspection Period. Notwithstanding anything contained herein to the contrary, the waiver of Purchaser's right to terminate pursuant to this Paragraph 7.1 will not supersede any of Purchaser's rights under Paragraph 7.4. If written notice is not received by Seller pursuant to this Paragraph 7.1 prior to the expiration of the Inspection Period, then the right of Purchaser to terminate this Agreement pursuant to this Paragraph 7.1 shall be waived. If Purchaser terminates this Agreement by written notice to Seller prior to the expiration of the Inspection Period: (i) Purchaser shall promptly deliver to Seller copies of all studies, reports and other investigations obtained by Purchaser in connection with its due diligence during the Inspection Period; and (ii) the Earnest Money deposited by Purchaser shall be immediately paid to Purchaser, together with any interest earned thereon, and neither Purchaser nor Seller shall have any right, obligation or liability under this Agreement, except for Purchaser's obligation to indemnify Seller and restore the Property, as more fully set forth in this Paragraph 7.1. Notwithstanding anything contained herein to the contrary, the terms of this Paragraph 7.1, shall survive the Closing and the delivery of the Deed and termination of this Agreement.

     7.2. A.   Seller has provided to Purchaser the following existing reports:
Phase I Environmental Site Assessment of Evanston Plaza, dated June 13, 1997 (the "Phase I"), Phase II Environmental Assessment of Evanston Plaza Shopping Center, dated June 13, 1997 (the "Phase II") and the letter drafted by the Illinois Environmental Protection Agency, dated November 7, 1997 (the "IEPA Letter" and, together with the Phase I and Phase II, the "Existing Report"). Seller makes no representation or warranty concerning the accuracy or completeness of the Existing Report. Purchaser hereby releases Seller and Affiliates of Seller from any liability whatsoever with respect to the Existing Report, including, without limitation, the matters set forth in the Existing Report, and the accuracy and/or completeness of the Existing Report. Furthermore, Purchaser acknowledges that it will be purchasing the Property with all faults disclosed in the Existing Report. Notwithstanding the foregoing, however, the parties acknowledge that the Seller may be required to deposit certain funds into the "Environmental Escrow" (as hereinafter defined) in accordance with the terms of Paragraph 7.4 herein. Notwithstanding anything contained herein to the contrary, the terms of this Paragraph 7.2.A. shall survive the Closing and the delivery of the Deeds and termination of this Agreement.

          B. Purchaser intends to obtain from the Illinois Environmental Protection Agency ("IEPA"), after the Closing, a No Further Remediation Letter under the Illinois Site Remediation Program, 415 ILCS 5/58 et seq. (a "NFR Letter") based on risk-based cleanup objectives for commercial/industrial use, which contemplates the demolition of the improvements on the Toys R Us Parcel and Fretter's Parcel and the construction of a Dominick's Finer Foods grocery store as set forth in the Dominick's Lease. Purchaser's environmental consultant, Mostardi-Platt Associates, Inc. ("Purchaser's Consultant"), has delivered a letter ("Deficiency Letter") dated November 7, 1997 setting forth deficiencies in the Existing Report and the existing application of Seller with
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IEPA.  Seller has retained Bradburne, Briller & Johnson, LLC ("Seller's
Consultant") as its consultant to develop a work plan that addresses Purchaser's Consultant's concerns set forth in the Deficiency Letter and the Existing Report. Within ten (10) days after the date hereof, Seller shall deliver to Purchaser a copy of Seller's Consultant's work plan which sets forth the additional testing Seller will agree to cause to be performed to address the concerns set forth in the Deficiency Letter and the Existing Report. Purchaser shall have Purchaser's Consultant review the proposed work plan and the Existing Report and Purchaser shall deliver any requested modifications to the work plan within ten (10) days after Purchaser's receipt of the proposed work plan. Assuming the requested modifications are acceptable to Seller in Seller's reasonable opinion, the work plan shall be modified and be considered the approved work plan (the "Approved Work Plan"). If Seller does not agree with the requested modifications, then Seller shall so notify Purchaser within ten (10) days after Purchaser's receipt of the proposed modifications and Purchaser's Consultant and Seller's Consultant shall agree upon the Approved Work Plan within ten (10) days after Seller's notice. If Seller's Consultant and Purchaser's Consultant cannot agree on an approved Work Plan, then they will mutually select a third consultant to resolve such disagreement, with the fees and costs of such third consultant to be paid equally by Seller and Purchaser. If Purchaser does not respond to the original proposed work plan within ten (10) days after Purchaser's receipt of the proposed work plan, then the proposed work plan shall be deemed the Approved Work Plan. Seller shall, at its sole cost and expense, cause the testing set forth in the Approved Work Plan to be performed by Seller's Consultant and deliver a copy of the results of such tests to Purchaser (such test results and analysis by Seller's Consultant to be referred to as the "Additional Report") within forty-five (45) days of agreement upon the Approved Work Plan. The Additional Report shall be prepared in accordance with the requirements for a Site Investigation Report-Comprehensive Site Investigation set forth in 35 Ill. Admin. Code Part 740 Subparts D and E. Within seven (7) days of receipt of the Additional Report, Purchaser may by written notice to Seller terminate this Agreement in the event Purchaser is not satisfied, in Purchaser's sole discretion, with the results of the implementation of the Approved Work Plan, or the Additional Report.

     7.3. A. To establish the cost of remediating the environmental condition of the Property, the Fretter's Parcel and the Toys R Us Parcel in a manner necessary to obtain the NFR Letter from IEPA taking into account the intended development and use of the Property, the Fretter's Parcel and the Toys R Us Parcel as set forth in Paragraph 7.2.B., Seller shall be required to deliver to Purchaser on or before twenty-one (21) days after Purchaser's receipt of the Additional Report a Remedial Action Plan and a Remedial Objectives Report prepared in accordance with 35 Ill. Admin. Code Part 740 Subparts D and E (collectively, "Proposed Plans") from Seller's Consultant setting forth, in Seller's Consultant's professional opinion, the remediation of the environmental condition of the Property, the Fretter's Parcel and the Toys R Us Parcel that will be required to obtain the NFR Letter from IEPA. Purchaser and Seller agree that the Proposed Plans shall: (i) take into account the intended development and use of the Property, the Fretter's Parcel and the Toys R Us Parcel; (ii) not propose any remedial action that interferes with the present and proposed development and use of the Property, the Fretter's Parcel and the Toys R Us Parcel; (iii) not propose operation and maintenance requirements after completion of the remedial action; and (iv) except for restrictions on
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use of the Property for industrial or commercial purposes, not propose any remedial action requiring deed restrictions, restrictive covenants, or negative easements. Purchaser shall have Purchaser's Consultant review the Proposed Plans and Purchaser shall deliver any requested modifications to the Proposed Plans within ten (10) days after Purchaser's receipt of the Proposed Plans. Assuming the requested modifications are acceptable to Seller in Seller's reasonable opinion, the Proposed Plans shall be modified and be considered the approved remediation plan (the "Approved Remediation Plan"). If Seller does not agree with the requested modifications, then Seller shall so notify Purchaser within ten (10) days after Purchaser's receipt of the proposed modifications and Purchaser's Consultant and Seller's Consultant shall agree upon the Approved Remediation Plan within ten (10) days after Seller's notice. If Seller's Consultant and Purchaser's Consultant cannot agree on an Approved Remediation Plan, then they will mutually select a third consultant to resolve such disagreement with reference to the requirements of this Paragraph 7.3.A, with the fees and costs of such third consultant to be paid equally by Seller and Purchaser. If Purchaser does not respond to the original Proposed Plans within ten (10) days after Purchaser's receipt of the Proposed Plans, then the Proposed Plans shall be deemed the Approved Remediation Plan. Upon approval of the Approved Remediation Plan, Seller shall deliver the Approved Remediation Plan to IEPA for IEPA's approval.

      B. Purchaser shall be required to deliver to Seller on or before twenty-one (21) days after the approval of the Approved Remediation Plan a written proposal from a responsible licensed contractor selected by Purchaser and acceptable to Seller in its reasonable discretion, setting forth the cost of implementing the Approved Remediation Plan (the "Purchaser Estimate"). If Seller agrees with the Purchaser Estimate, then the Purchaser Estimate shall be referred to herein as the "Aggregate Cost". If Seller does not agree with the Purchaser Estimate, then Seller shall deliver to Purchaser, within fifteen (15) days after receipt of the Purchaser Estimate, a written proposal from a responsible licensed contractor selected by Seller, and acceptable to Purchaser in its reasonable discretion, setting forth the costs such contractor will charge for implementing the Approved Remediation Plan (the "Seller Estimate"). Seller's Consultant and Purchaser's Consultant will attempt to resolve any differences between the Purchaser Estimate and the Seller Estimate and determine the Aggregate Cost and negotiate the most advantageous resolution based on price and quality. If Seller's Consultant and Purchaser's Consultant cannot agree on an Aggregate Cost taking into account both the Seller Estimate and the Purchaser Estimate within ten (10) days after receipt of the Seller Estimate, then they will mutually select a third consultant to resolve such disagreement, with the fees and costs of such third consultant to be paid equally by Seller and Purchaser.

     C. In the event that IEPA requires modifications to the Approved Remediation Plan in order to obtain the IEPA's approval, Seller's Consultant shall amend the Approved Remediation Plan based on such IEPA requirements and submit such revisions to Purchaser's Consultant for approval in accordance with the approval process set forth in Paragraph 7.3. herein and Seller shall thereafter resubmit the revised Approved Remediation Plan to the IEPA. In the event the Approved Remediation Plan is so revised as set forth in the preceding sentence, then the parties shall modify the calculation of the Aggregate Cost in order to take into account the modifications to the Approved Remediation Plan required by the IEPA, which calculation shall be performed in accordance with the process set forth in Paragraph 7.3.B. herein.

     7.4. If the Aggregate Cost is less than or equal to $200,000.00, then, at Closing, Seller shall deposit into an account with Title Insurer (the "Environmental Escrow"), in accordance with an escrow agreement among Seller, Purchaser and Title Insurer (the "Environmental Escrow Agreement") in the form of Exhibit P attached hereto, one-half of the Aggregate Cost, Seller's such deposit not to exceed $100,000.00 (subject to the terms of this Paragraph 7.4 below). If the Aggregate Cost is greater than $200,000.00, then Seller shall have the right to elect, by written notice within twenty (20) days after the determination of the Aggregate Cost, to either (a) terminate this Agreement (the "Termination Notice") in which case the Earnest Money deposited by Purchaser shall be immediately returned to Purchaser together with all interest earned thereon and thereupon neither party shall have any rights against the other or any further liability to the other, except for Purchaser's obligations pursuant to Paragraph 7.1 and as otherwise specifically set forth in this Agreement, or (b) agree to deposit into the Environmental Escrow, at Closing, an amount equal to the Aggregate Cost minus $100,000.00 (the "Credit Notice") and Purchaser shall purchase the Property subject to all the environmental conditions disclosed in the Existing Report and Additional Report. Failure of Seller to deliver a Credit Notice to Purchaser within the time period above provided shall be deemed delivery of a Termination Notice as of the last day of the aforesaid twenty (20) day period. If Seller delivers or is deemed to deliver the Termination Notice, then Purchaser shall have the right to negate the Termination Notice (in which case the Termination Notice shall be null and void and this Agreement shall remain in full force and effect), by delivering to Seller, on or before five (5) days after receipt of the Termination Notice or deemed receipt of the Termination Notice, a statement agreeing to purchase the Property with a $100,000.00 deposit by Seller into the Environmental Escrow and Purchaser shall purchase the Property subject to all environmental conditions disclosed in the Existing Report and Additional Report. For example, assuming for illustrative purposes only, the Aggregate Cost is $500,000.00, and Seller elects not to terminate this Agreement, Seller shall deliver a Credit Notice and deposit into the Environmental Escrow at the Closing an amount equal to $400,000.00. If in the example contained in the preceding sentence, Seller delivered a Termination Notice and Purchaser elected to negate it, Seller would deposit into the Environmental Escrow at Closing an amount equal to $100,000.00 and Purchaser would be responsible for curing all environmental conditions disclosed in the Existing Report and Additional Report at Purchaser's expense that exceed $100,000.00.

     Notwithstanding the foregoing paragraph, if the Aggregate Cost exceeds $1,000,000.00 and Seller has delivered a Credit Notice and elected to deposit such amount (less $100,000.00) in the Environmental Escrow, Purchaser may terminate this Agreement within five (5) days after Seller's delivery of the Credit Notice. If Purchaser delivers such termination notice, then the Earnest Money deposited by Purchaser shall be immediately returned to Purchaser together with all interest earned thereon and thereupon neither party shall have any rights against the other or any further liability to the other, except for Purchaser's obligations pursuant to Paragraph 7.1 and as otherwise specifically set forth in this Agreement.

     Notwithstanding anything contained herein to the contrary, to the extent the Aggregate Cost is recalculated pursuant to Paragraph 7.3.C. herein, then Seller's responsibility for depositing funds into the Environmental Escrow shall apply to the revised Aggregate Cost and to the extent the revised

Aggregate Cost exceeds $200,000.00, Seller shall deliver to Purchaser either a Termination Notice or Credit Notice within twenty (20) days after the determination of the revised Aggregate Cost and the procedure for allocating the responsibility for the Aggregate Cost and for establishing rights of termination contained in Paragraph 7.4 shall apply.

     7.5. If this Agreement is terminated in accordance with Paragraph 7.4 or Paragraph 7.2.B, the Earnest Money together with all interest earned thereon shall be immediately returned to Purchaser and thereupon neither party shall have any rights against the other or any further liability to the other, except for Purchaser's obligations pursuant to Paragraph 7.1 and except as otherwise specifically set forth in this Agreement. Notwithstanding anything contained herein to the contrary, Purchaser's obligation to indemnify Seller and restore the Properties, as more fully set forth in Paragraph 7.1, shall survive the termination of this Agreement and the Closing and the delivery of the Deeds.

     7.6. To the extent there exists an environmental condition for which a third party (other than Purchaser or Seller) is liable, Purchaser and Seller shall have the right to jointly pursue a claim against such liable third party to receive compensation for any damages suffered by each party hereto as a result thereof. The cost to pursue such claim shall be shared equally by Purchaser and Seller and Purchaser and Seller shall agree upon a mutually acceptable attorney to jointly represent their interests in jointly pursuing such claim. In the event either party hereto declines by notice to the other to participate in the joint claim, then the non-declining party shall have the right to pursue a separate claim against the liable third party to receive compensation suffered by the non-declining party. In the event Purchaser and Seller receive an award for such damages, such award will be distributed as follows: first, to reimburse Purchaser and Seller for their third party costs of recovery; second, to Purchaser and Seller, on a pro rata basis equal to each party's financial obligation for the Aggregate Cost as determined by Paragraph
7.4. divided by the total amount of the Aggregate Cost, up to the amount of the Aggregate Cost; and third, the balance, if any, to Purchaser.

     7.7. Purchaser acknowledges and agrees that it will be purchasing the Property and the Personal Property based solely upon its inspections and investigations of the Property and the Personal Property, and that Purchaser will be purchasing the Property and the Personal Property, subject to the terms of this Paragraph 7, "AS IS" and "WITH ALL FAULTS", based upon the condition of the Property and the Personal Property as of the date of this Agreement, wear and tear and loss by fire or other casualty or condemnation excepted. Without limiting the foregoing, Purchaser acknowledges that, except as may otherwise be specifically set forth elsewhere in this Agreement, neither Seller nor its consultants, brokers or agents have made any representations or warranties of any kind upon which Purchaser is relying as to any matters concerning the Property or the Personal Property, including, but not limited to, the condition of the land or any improvements comprising the Property, the existence or non-existence of "Hazardous Materials" (as hereinafter defined), economic projections or market studies concerning the Property, any development rights, taxes, bonds, covenants, conditions and restrictions affecting the Property, water or water rights, topography, drainage, soil, subsoil of the Property, the utilities serving the Property or any zoning or building laws, rules or regulations or "Environmental Laws" (hereinafter defined) affecting the Property. Seller makes no representation or warranty that the Property complies with Title III of the Americans with Disabilities Act or any fire code or building code. At Closing, Purchaser releases Seller and the Affiliates of Seller from any and all liability in connection with any claims which Purchaser may have against Seller or the Affiliates of Seller relating directly or indirectly to the existence of asbestos or Hazardous Materials on, or environmental conditions of, the Property, whether known or unknown except for Seller's obligations to deposit funds into the Environmental Escrow, as set forth in Paragraph 7.4 herein, and at Closing Purchaser agrees not to assert any claims for contribution, cost recovery or otherwise, against Seller or the Affiliates of Seller, relating directly or indirectly to the existence of asbestos or Hazardous Materials on, or environmental conditions of, the Property, the Fretter's Parcel and the Toys R Us Parcel, whether known or unknown. As used herein, "Environmental Laws" means all federal, state and local statutes, codes, regulations, rules, ordinances, orders, standards, permits, licenses, policies and requirements (including consent decrees, judicial decisions and administrative orders) relating to the protection, preservation, remediation or conservation of the environment or worker health or safety, all as amended or reauthorized, or as hereafter amended or reauthorized, including without limitation, the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), 42 U.S.C. Section 9601 et seq., the Resource Conservation and Recovery Act of 1976 ("RCRA"), 42 U.S.C.
Section 6901 et seq., the Emergency Planning and Community Right-to-Know Act ("Right-to-Know Act"), 42 U.S.C. Section 11001 et seq., the Clean Air Act ("CAA"), 42 U.S.C. Section 7401 et seq., the Federal Water Pollution Control Act ("Clean Water Act"), 33 U.S.C. Section 1251 et seq., the Toxic Substances Control Act ("TSCA"), 15 U.S.C. Section 2601 et seq., the Safe Drinking Water Act ("Safe Drinking Water Act"), 42 U.S.C. Section 300f et seq., the Atomic Energy Act ("AEA"), 42 U.S.C. Section 2011 et seq., the Occupational Safety and Health Act ("OSHA"), 29 U.S.C. Section 651 et seq., and the Hazardous Materials Transportation Act (the "Transportation Act"), 49 U.S.C. Section 1802 et seq. As used herein, "Hazardous Materials" means: (1) "hazardous substances," as defined by CERCLA; (2) "hazardous wastes," as defined by RCRA; (3) any radioactive material including, without limitation, any source, special nuclear or by-product material, as defined by AEA; (4) asbestos in any form or condition; (5) polychlorinated biphenyls; and (6) any other material, substance or waste to which liability or standards of conduct may be imposed under any Environmental Laws. Notwithstanding anything contained herein to the contrary, the terms of this Paragraph 7.7 shall survive the Closing and the delivery of the Deed and termination of this Agreement.

     7.8. Seller has provided to Purchaser certain unaudited financial information regarding the Property relating to certain periods of time in which Seller owned the Property. Seller and Purchaser hereby acknowledge that such information has been provided to Purchaser at Purchaser's request solely as illustrative material, except as represented otherwise in Paragraph 16 of this Agreement. Except for the representations and warranties made by Seller contained in Paragraph 16, Seller makes no representation or warranty that such material is complete or accurate or that Purchaser will achieve similar financial or other results with respect to the operations of the Property, it being acknowledged by Purchaser that Seller's operation of the Property and allocations of revenues or expenses may be vastly different than Purchaser may be able to attain. Purchaser acknowledges that it is a sophisticated and experienced purchaser of real estate and further that Purchaser has relied upon its own investigation and inquiry with respect to the operation of the Property except for the representations and warranties made by Seller contained in Paragraph 16, and releases Seller and the Affiliates of Seller from any liability with respect to such historical information, except in connection with a breach of any representation or warranty made by Seller contained in Paragraph 16 herein. Notwithstanding anything contained herein to the contrary, the terms of this Paragraph 7.10 shall survive the Closing and the delivery of the Deed and termination of this Agreement.

8. CLOSING. The closing of this transaction (the "Closing") shall be on the date which is thirty (30) days after the satisfaction or waiver of the conditions precedent contained in Paragraph 29 herein (the "Closing Date"), at the office of Title Insurer, Chicago, Illinois, at which time Seller shall deliver possession of the Property, subject to the terms of the Leases (as hereinafter defined), to Purchaser. This transaction shall be closed through an escrow with Title Insurer, in accordance with the general provisions of the usual and customary form of deed and money escrow for similar transactions in Illinois, or at the option of either party, the Closing shall be a "New York style" closing at which the Purchaser shall wire the Purchase Price to Title Insurer on the Closing Date and prior to the release of the Purchase Price to Seller, Purchaser shall receive the Title Policy or marked up commitment dated the Closing Date. In the event of a New York style closing, Seller shall deliver to Title Insurer any customary affidavit in connection with a New York style closing. All closing and escrow fees shall be divided equally between the parties hereto.

9.   CLOSING DOCUMENTS.

     9.1. On or prior to the Closing Date, Seller and Purchaser shall execute and deliver to one another a joint closing statement. In addition, Purchaser shall deliver to Seller the balance of the Purchase Price, an assumption of the documents set forth in Paragraph 9.2.3 and 9.2.4 and such other documents as may be reasonably required by the Title Insurer in order to consummate the transaction as set forth in this Agreement.

     9.2. On the Closing Date, Seller shall deliver to Purchaser the following:

          9.2.1. the Deed (in the form of Exhibit E attached hereto), subject to Permitted Exceptions and those Unpermitted Exceptions waived by Purchaser;

          9.2.2. a quit claim bill of sale conveying the Personal Property (in the form of Exhibit F attached hereto);

          9.2.3. assignment and assumption of intangible property (in the form attached hereto as Exhibit G), including, without limitation, the service contracts listed in Exhibit H;

          9.2.4. an assignment and assumption of Leases and security deposits (in the form attached hereto as Exhibit I);

          9.2.5. non-foreign affidavit (in the form of Exhibit J attached hereto);

          9.2.6. all original, and/or copies of, leases and other occupancy agreements and all amendments and modifications thereto (collectively, the "Leases") affecting the Property;

          9.2.7. all documents and instruments reasonably required by the Title Insurer to issue the Title Policy (including an affidavit and any other documents enabling Title Insurer to issue extended coverage);

          9.2.8. possession of the Property to Purchaser, subject to the terms of Leases shown on a current rent roll;

          9.2.9. evidence of the termination of the management agreement and lien waiver from the property manager (the "Manager");

          9.2.10. notice to the tenants of the Property (each, a "Tenant" and collectively, the "Tenants") of the transfer of title and assumption by Purchaser of the landlord's obligation under the Leases and the obligation to refund the security deposits (in the form of Exhibit K);

          9.2.11. an updated rent roll certified by Seller to be true and correct as of the Closing Date;

          9.2.12.  the Environmental Escrow agreement;

          9.2.13. lien waivers from Insignia Mortgage and Investment Company, Inc. and Mid-America Real Estate Corp;

          9.2.14. updated financial and operating statements of the Property from the Manager and a reconciliation of common area maintenance, insurance and tax costs as of the date of the Closing, plus all supporting information and data, including without limitation, paid invoices; and

          9.2.15. an assignment and assumption of the Fretter's Agreement of Sale and the Toys R Us Agreement of Sale in accordance with the terms of Paragraph 29.6. herein.

10. PURCHASER'S DEFAULT. ALL EARNEST MONEY DEPOSITED INTO THE ESCROW IS TO SECURE THE TIMELY PERFORMANCE BY PURCHASER OF ITS OBLIGATIONS AND UNDERTAKINGS UNDER THIS AGREEMENT. IN THE EVENT OF A DEFAULT OF THE PURCHASER UNDER THE PROVISIONS OF THIS AGREEMENT, SELLER SHALL RETAIN ALL OF THE EARNEST MONEY AND THE INTEREST THEREON AS SELLER'S SOLE RIGHT TO DAMAGES OR ANY OTHER REMEDY, EXCEPT FOR PURCHASER'S OBLIGATIONS TO INDEMNIFY SELLER AND RESTORE THE PROPERTY AS SET FORTH IN PARAGRAPH 7.1 HEREOF. THE PARTIES HAVE AGREED THAT SELLER'S ACTUAL DAMAGES, IN THE EVENT OF A DEFAULT BY PURCHASER, WOULD BE EXTREMELY DIFFICULT OR IMPRACTICAL TO DETERMINE. THEREFORE, BY PLACING THEIR INITIALS BELOW, THE PARTIES ACKNOWLEDGE THAT THE EARNEST MONEY HAS BEEN AGREED UPON, AFTER NEGOTIATION, AS THE PARTIES' REASONABLE ESTIMATE OF SELLER'S DAMAGES.

11. SELLER'S DEFAULT. IF THIS SALE IS NOT COMPLETED BECAUSE OF SELLER'S DEFAULT, PURCHASER'S SOLE REMEDY SHALL BE THE RETURN OF ALL EARNEST MONEY TOGETHER WITH ANY INTEREST ACCRUED THEREON, AND THIS AGREEMENT SHALL THEN BECOME NULL AND VOID AND OF NO EFFECT AND THE PARTIES SHALL HAVE NO FURTHER LIABILITY TO EACH OTHER AT LAW OR IN EQUITY, EXCEPT FOR PURCHASER'S OBLIGATIONS TO INDEMNIFY SELLER AND RESTORE THE PROPERTY AS SET FORTH MORE FULLY IN PARAGRAPH 7. NOTWITHSTANDING ANYTHING CONTAINED HEREIN TO THE CONTRARY, IF SELLER'S DEFAULT IS ITS WILLFUL REFUSAL TO DELIVER THE DEED OR ANY OTHER CLOSING DOCUMENTS, THEN PURCHASER WILL BE ENTITLED TO SUE FOR SPECIFIC PERFORMANCE.

12.  PRORATIONS.

     12.1. Rents (exclusive of delinquent rents, but including prepaid rents); refundable security deposits (which will be assigned to and assumed by Purchaser and credited to Purchaser at Closing); water and other utility charges; fuels; prepaid operating expenses; real and personal property taxes prorated on a "net" basis (i.e. adjusted for all Tenants' liability, if any, for such items); operating expenses which are reimbursable by the Tenants for the period prior to the Closing Date less any amount previously paid by the Tenants shall be credited to Seller; and other similar items shall be adjusted ratably as of 11:59 p.m. on the Closing Date, and credited against the balance of the cash due at Closing. Assessments payable in installments which are due subsequent to the day before the Closing Date shall be paid by Purchaser. If the amount of any of the items to be prorated is not then ascertainable, the adjustments thereof shall be on the basis of the most recent ascertainable data. All prorations will be final except as to the matters referred to in Paragraph 12.2 below. If the Seller shall have collected from Tenants any payments for utilities, taxes, common area expenses, or other operating expenses in excess of amounts incurred by Seller for any period prior to the Closing Date, then Purchaser shall receive a credit for such excess amounts.
If Seller is credited for any utilities, taxes, common area expenses, or other operating expenses in excess of amounts incurred by Seller for any period prior to the Closing Date, then Purchaser shall receive a credit for such excess amounts. If Seller is credited for any utilities, taxes, insurance, common area expenses or other expenses which Seller has paid applicable to the period prior to the proration date and which are reimbursable by Tenants after the Closing, the amount of the credit shall be held in escrow by the Title Company and shall be released to Seller when payment is made by the Tenant. Finally, Purchaser shall receive a credit on the Closing Date in the amount of $276,068.00 pursuant to the March 24, 1997 Beazer East, Inc. settlement relating to roof repairs.

     12.2. All basic rent paid by any Tenant of the Property who is indebted under a Lease for basic rent for any period prior to and including the Closing Date or any utility charges, insurance premiums, real property taxes, personal property taxes, or operating expenses rebated or refunded relating to any periods prior to the Closing Date but received by Purchaser after the Closing Date shall be deemed a "Post-Closing Receipt" until such time as all such indebtedness is paid in full. Within ten (10) days following each receipt by Purchaser of a Post-Closing Receipt, Purchaser shall pay such Post-Closing

Receipt to Seller. Purchaser shall use its best efforts to collect all amounts which, upon collection, would constitute Post-Closing Receipts hereunder. Within 120 days after the Closing Date, Purchaser shall deliver to Seller a reconciliation statement of Post-Closing Receipts through the first 90 days after the Closing Date. Upon the delivery of the Post-Closing Receipts reconciliation, Purchaser shall deliver to Seller any Post-Closing Receipts owing to Seller and not previously delivered to Seller in accordance with the terms hereof. Seller retains the right to conduct an audit, at reasonable times and upon reasonable notice, of Purchaser's books and records to verify the accuracy of the Post-Closing Receipts reconciliation statement and upon the verification of additional funds owing to Seller, Purchaser shall pay to Seller said additional Post-Closing Receipts and the cost of performing Seller's audit. Paragraph 12.2 of this Agreement shall survive the Closing and the delivery and recording of the deed. If, following the Closing, Seller receives any rebates or refunds of utility charges, insurance, real or personal property taxes or operating expenses relating to periods after the Closing Date, the amount of such rebate or refund shall be paid to Purchaser, and Purchaser shall indemnify, defend and hold harmless the Seller against the claims of Tenants with respect to such funds. The provisions of this paragraph shall be confirmed at and shall survive Closing.

     12.3. Any percentage rent attributable to a specified period ("Percentage Rent Period") ending prior to the Closing Date shall be promptly paid over to Seller if and when collected. Seller shall be entitled to all percentage rent attributable to the period prior to the Closing Date for any Percentage Rent Period ending prior to the Closing Date. Percentage rent payable with respect to a Percentage Rent Period a portion of which occurs prior to the Closing Date and a portion of which occurs subsequent to the Closing Date shall be apportioned between Seller and Purchaser on the basis of their respective period of ownership during the applicable Percentage Rent Period. This Paragraph 12.3 shall survive the Closing and the delivery and recording of the deed.

13. RECORDING. Neither this Agreement nor a memorandum thereof shall be recorded and the act of recording by Purchaser shall be an act of default hereunder by Purchaser and subject to the provisions of Paragraph 10 hereof.

14. ASSIGNMENT. Purchaser shall not have the right to assign its interest in this Agreement without the prior written consent of Seller. Any assignment or transfer of, or attempt to assign or transfer, Purchaser's interest in this Agreement shall be an act of default hereunder by Purchaser. Notwithstanding the foregoing, Purchaser may assign its interest in this Agreement without the consent of Seller to any entity affiliated with Purchaser, or the principals of Purchaser, provided that Purchaser remains liable for, and the assignee assumes the obligations of, Purchaser hereunder. If any assignee of Purchaser under this Agreement petitions or applies for relief in bankruptcy or such assignee is adjudicated as a bankrupt or insolvent, or such assignee files any petition, application for relief or answer-seeking or acquiescing in any reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief for itself under any present or future federal, state or other statute, law, code or regulation relating to bankruptcy, insolvency, or other relief for debtors (collectively, a "Bankruptcy Filing") on or before the Closing Date, said Bankruptcy Filing shall be a default under this Agreement and Purchaser shall indemnify Seller for all costs, attorney's fees and expenses of Seller resulting from Seller's efforts to obtain the Earnest Money as liquidated damages and to clear title to the Property from ny encumbrance resulting from the Bankruptcy Filing.

15. BROKER. The parties hereto represent and warrant that no broker commission or finder fee is due and payable in connection with this transaction other than to Insignia Mortgage and Investment Company, Inc. and Mid-America Real Estate Corp. (each to be paid by Seller). Seller's commission to Insignia Mortgage and Investment Company, Inc. and Mid-America Real Estate Corp. shall only be payable out of the proceeds of the sale of the Property in the event the transaction set forth herein closes. Purchaser and Seller shall indemnify, defend and hold the other party hereto harmless from any claim whatsoever (including without limitation, reasonable attorney's fees, court costs and costs of appeal) from anyone claiming by or through the indemnifying party any fee, commission or compensation on account of this Agreement, its negotiation or the sale hereby contemplated other than to Insignia Mortgage and Investment Company, Inc. and Mid-America Real Estate Corp. The indemnifying party shall undertake its obligations set forth in this Paragraph 15 using attorneys selected by the indemnifying party and reasonably acceptable to the indemnified party. The provisions of this Paragraph 15 will survive the Closing and delivery of the Deed.

16.  REPRESENTATIONS AND WARRANTIES.

     16.1. Any reference herein to Seller's or Beneficiary's knowledge or notice of any matter or thing shall only mean such knowledge or notice that has actually been received by Michael Conter (the asset manager responsible for the Property) (the "Seller's Representative"), and any representation or warranty of the Seller or Beneficiary is based upon those matters of which the Seller's Representative has actual knowledge. Any knowledge or notice given, had or received by any of Seller's agents, servants or employees shall not be imputed to Seller or Beneficiary, the general partner or limited partners of Beneficiary, the subpartners of the general partner or limited partners of Beneficiary or Seller's Representative. A copy of Paragraph 16.2 shall be delivered to the Manager of the Property within two (2) business days after the execution by Seller of this Agreement, with a request to advise Michael Conter within five (5) business days after receipt by the Manager of the accuracy and truthfulness of the representations and warranties contained in Paragraph 16.2. If the Manager indicates that any of the representations or warranties contained in Paragraph 16.2 are incorrect, Seller shall notify Purchaser of the response of the Manager within ten (10) business days of the execution by Seller. If the Manager responds that any of the representations or warranties contained in Paragraph 16.2 are incorrect, then the terms of Paragraph 16.5 herein shall apply. If Seller fails to so notify Purchaser, Purchaser shall be entitled to conclude that the Manager reviewed the representations and warranties contained in Paragraph 16.2 and that the Manager did not indicate that any of the representations or warranties contained in Paragraph 16.2 are incorrect.

     16.2. Subject to the limitations set forth in Paragraph 16.1 and Paragraph 17 hereof, Beneficiary hereby makes the following representations and warranties, which representations and warranties are made to Beneficiary's knowledge. The representations and warranties in this Agreement shall be deemed repeated and made as of the Closing Date and shall survive the Closing for a period of ninety (90) days (i.e., the claiming party shall have no right to make any claims against the other party for a breach of a representation or warranty after the expiration of ninety (90) days immediately following Closing), as follows:

          16.2.1. No management, leasing or maintenance personnel or agents employed in connection with the operation of the Property have the right to continue such employment after closing except pursuant to a contract. No person or entity is entitled to claim any brokerage or leasing commissions or other payments with respect to any of the Property, including regarding any of the Leases, except as set forth in Exhibit N and Paragraph 15 herein.

          16.2.2. Seller has delivered to Purchaser true, correct and complete copies of each contract and all amendments, if any (the "Contracts"), a list of such Contracts is attached hereto as Exhibit H. Seller has received no notice and has no knowledge that either Seller or any other party under any of the Contracts is in default of its respective obligations and liabilities thereunder. Except for the Contracts, there are no other service or maintenance contracts, equipment leases or other contracts regarding any part of the Property which will not be terminated on or before the Closing Date. In the event that Purchaser desires to have any of the Contracts shown on Exhibit H terminated, Purchaser may, prior to the conclusion of the Inspection Period, so notify Seller in writing, in which event Seller shall use reasonable efforts to terminate such Contract; provided, however, that Seller's inability to terminate such Contract prior to the Closing Date shall not affect the obligations of Seller or Purchaser hereunder. All other Contracts shall be assigned to Purchaser and Purchaser shall assume such Contracts at the Closing. Notwithstanding anything contained herein to the contrary, Seller shall terminate the property management agreement affecting the Property as of the Closing Date.

          16.2.3. All books, records and other written materials which Seller has delivered to Purchaser are true, correct and complete copies.

          16.2.4. Seller has delivered to Purchaser true, correct and complete copies of all Leases, together with all amendments and modifications thereto, if any. The information regarding the Leases contained in the rent roll attached hereto as Exhibit M is true, correct and complete as of the date set forth therein. Seller has received no notice and has no knowledge that either Seller or the applicable Tenant is in default of its respective obligations and liabilities under any of the Leases, including those provisions relating to bankruptcy or insolvency.

          16.2.5. Seller is not a party to any contracts or renewals of any contracts that are currently in effect for the sale of any of the Property by Seller to any other party other than this Agreement. There are no rights of first refusal or first offer, options to purchase any of the Property or any other rights or agreements which may delay or prevent this transaction.

          16.2.6. There has been no labor or material of any kind furnished to or for the benefit of the Property at Seller's request for which payment in full has not been made except in connection with Tenant improvements as set forth on Exhibit N attached hereto (if any).

          16.2.7. No person or entity is entitled to possession of any of the Property, other than Seller, the Tenants under the Leases or otherwise pursuant to a recorded instrument.

          16.2.8. Seller has received no notice of and has no knowledge of any pending or threatened legal action which would impair access to the Property. Seller has no knowledge of any other pending or threatened litigation, claim, cause of action or administrative proceeding concerning the Property except as disclosed in Exhibit O attached hereto.

          16.2.9. Seller owns the Property and is the landlord under the Leases, subject only to the Permitted Exceptions.

          16.2.10. Seller owns the Personal Property described in Exhibit B free and clear of all liens and encumbrances.

     16.3. Beneficiary represents and warrants that Beneficiary has not (i) filed any involuntary petition in bankruptcy or suffered the filing of any involuntary petition by its creditors, (ii) admitted in writing its inability to pay its debts as they come due, or (iii) made an offer of settlement, extension or composition to its creditors generally or (iv) made a general assignment for the benefit of creditors.

     16.4. Beneficiary represents and warrants that Beneficiary has been duly formed under the laws of the State of Illinois and is duly qualified to transact business in the appropriate jurisdiction in Illinois, if required by law, and has the requisite power and authority to enter into and perform this Agreement, including the execution and delivery of a letter of direction to the Trustee authorizing the execution and delivery of the Deed (the "Letter of Direction"). This Agreement and the documents and instruments required to be executed and delivered by Seller pursuant hereto have each been and will be duly authorized by all necessary partnership action on the part of Beneficiary and such execution, delivery and performance does and will not conflict with or result in a violation of Beneficiary's partnership agreement or any judgment, order or decree of any court or arbiter to which Beneficiary is a party, or any agreement to which Seller and/or any of the Property is bound or subject. No additional consents or authorizations are necessary for Beneficiary to execute and deliver the Letter of Direction.

     16.5. If at any time after the execution of this Agreement but prior to Closing, either Purchaser or Seller become aware of information (a "Change") which makes a representation and warranty contained in this Agreement to become untrue in any material respect said party shall promptly disclose said information to the other party hereto. Provided the party making the representation or warranty did not take any deliberate actions to cause the representation or warranty in question to become untrue in any material respect, said party shall not be in default under this Agreement and the sole remedy of the other party shall be to terminate this Agreement, in which case Purchaser will receive a refund of the Earnest Money with any accrued interest thereon and neither party will have any further liability under this Agreement except to the extent it specifically survives the termination hereof. Purchaser, provided that it notifies Seller within ten (10) days after receiving notice from Seller of a Change, may elect to close subject to such Change and then both parties hereto will be deemed to have waived their right to terminate this Agreement with respect to such Change. Notwithstanding anything contained herein, to the contrary, if the status of any of the tenancies, for which a "Tenant Certificate" (as hereinafter defined) is not required to satisfy the "Estoppel Condition" (as hereinafter defined), changes from the date of the rent roll attached hereto and the date of the rent roll delivered at Closing, provided the change in status is not caused by a breach of Seller's covenants contained herein, including, without limitation, those contained in Paragraph 26 herein, then Purchaser shall not have the right to terminate this Agreement or make any claim for a breach of a representation or warranty hereunder involving the rent roll or tenancies thereunder. Purchaser and Seller are prohibited from making any claims against the other party hereto after the Closing with respect to any breaches of the other party's representations and warranties contained in this Agreement that the claiming party has actual knowledge of prior to the Closing.

17.  LIMITATION OF LIABILITY.

     17.1. None of the Affiliates of Seller, nor any of their respective beneficiaries, shareholders, partners, officers, directors, agents or employees, heirs, successors or assigns shall have any personal liability of any kind or nature for or by reason of any matter or thing whatsoever under, in connection with, arising out of or in any way related to this Agreement and the transactions contemplated herein, and Purchaser hereby waives for itself and anyone who may claim by, through or under Purchaser any and all rights to sue or recover on account of any such alleged personal liability.

     17.2. Notwithstanding anything contained herein to the contrary, Purchaser hereby agrees that the maximum aggregate liability of Seller, in connection with, arising out of or in any way related to a breach by Seller under this Agreement or any document or conveyance agreement in connection with the transaction set forth herein after the Closing shall be $250,000.
Purchaser hereby waives for itself and anyone who may claim by, through or under Purchaser any and all rights to sue or recover from Seller any amount greater than said limit.

     17.3. Seller further agrees not to distribute $250,000 of the proceeds of the Purchase Price to its partners for the longer of (i) ninety (90) days after the Closing and (ii) final resolution of any claims made by Purchaser which are asserted in writing against Seller prior to the expiration of ninety
(90) days after the Closing in accordance with the terms of this Agreement ("Claims"); provided, however, that if any Claims are disputed by Seller, Seller shall have the right, by written notice to Purchaser, to require Purchaser to file suit in a court of competent jurisdiction within thirty (30) days after such notice to Purchaser; and if suit is not filed within such thirty (30) days, said notice with respect to the Claim in question shall no longer prevent Seller from distributing the proceeds.

18.  TIME OF ESSENCE.  Time is of the essence of this Agreement.

19. NOTICES. Any notice or demand which either party hereto is required or may desire to give or deliver to or make upon the other party shall be in writing and may be personally delivered or given or made by overnight courier such as Federal Express, by facsimile transmission or made by United States registered or certified mail addressed as follows:

          TO SELLER:          c/o The Balcor Company
                              Bannockburn Lake Office Plaza
                              2355 Waukegan Road
                              Suite A-200
                              Bannockburn, Illinois  60015
                              Attention:  Ilona Adams
                              (847) 317-4458 (FAX)

     with copies to:          c/o The Balcor Company
                              Bannockburn Lake Office Plaza
                              2355 Waukegan Road
                              Suite A-200
                              Bannockburn, Illinois  60015
                              Attention:  Jerry Ogle, Esq.
                              (847) 317-4380
                              (847) 317-4458 (FAX)

     with copies to:          Katten Muchin & Zavis
                              525 West Monroe Street
                              Suite 1600
                              Chicago, Illinois  60661-3693
                              Attention:  Daniel J. Perlman, Esq.
                              (312) 902-5532
                              (312) 902-1061 (FAX)

          TO PURCHASER:       Joseph Freed Holdings, L.L.C.
                              1400 South Wolf Road, Building 100
                              Wheeling, Illinois 60090
                              Attention: Mr. Norris Eber
                              (847) 215-5500
                              (847) 215-5282 (FAX)

     and one copy to:         Krasnow Sanberg & Cohen
                              444 N. Michigan Avenue, Suite 2050
                              Chicago, Illinois 60611
                              Attention: Glen R. Cornblath, Esq.
                              (312) 755-5700
                              (312) 755-5720 (FAX)

subject to the right of either party to designate a different address for itself by notice similarly given. Any notice or demand so given shall be deemed to be delivered or made or received on the next business day if sent by overnight courier, or the same day as given if sent by facsimile transmission and received by 5:00 p.m. Chicago time or on the 4th business day after the same is deposited in the United States Mail as registered or certified matter, addressed as above provided, with postage thereon fully prepaid. Any such notice, demand or document not given, delivered or made by registered or certified mail, by overnight courier or by facsimile transmission as aforesaid shall be deemed to be given, delivered or made upon receipt of the same by the party to whom the same is to be given, delivered or made. Copies of all notices shall be served upon the Escrow Agent.

20.  EXECUTION OF AGREEMENT AND ESCROW AGREEMENT.  Purchaser shall execute two
(2) copies of this Agreement and three (3) copies of the Escrow Agreement and shall forward them to Seller for execution. Within two (2) business days of Purchaser's delivery to Seller of the Escrow Agreement and the Agreement, Purchaser shall deliver the Earnest Money, payable to the Escrow Agent as set forth in the Escrow Agreement. Seller will forward one (1) copy of the executed Agreement to Purchaser and will forward the following to the Escrow
Agent:

     (A)  One (1) fully executed copy of this Agreement; and

     (B) Three (3) copies of the Escrow Agreement signed by the parties with a direction to execute two (2) copies of the Escrow Agreement and deliver a fully executed copy to each of the Purchaser and the Seller.

21. GOVERNING LAW. This Agreement shall be governed by the laws of the State of Illinois.

22. ENTIRE AGREEMENT. This Agreement constitutes the entire agreement between the parties and supersedes all other negotiations, understandings and representations made by and between the parties and the agents, servants and employees.

23. COUNTERPARTS. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original but all of which shall constitute one and the same instrument.

24. CAPTIONS. Paragraph titles or captions contained herein are inserted as a matter of convenience and for reference, and in no way define, limit, extend or describe the scope of this Agreement or any provision hereof.

25. LAND TRUST EXCULPATION. This instrument is executed by American National Bank and Trust Company of Chicago, not personally but solely as Trustee, as aforesaid. All the covenants and conditions to be performed hereunder by American National Bank and Trust Company of Chicago are undertaken by it solely as Trustee, as aforesaid, and not individually, and no personal liability shall be asserted or be enforceable against American National Bank & Trust Company of Chicago by reason of any of the covenants, statements, representations or warranties contained in this Agreement.

26.  EXISTING UNSATISFIED LEASE OBLIGATIONS AND NEW LEASES.

     26.1. Purchaser acknowledges that there currently exist unsatisfied Tenant improvement obligations and leasing commissions set forth on Exhibit N attached hereto. Purchaser agrees to pay the costs of all unsatisfied Tenant improvements and leasing commissions that are shown in Exhibit N and designated as Purchaser's responsibility ("Purchaser's Unsatisfied Lease Obligations") and Purchaser shall assume all such Purchaser's Unsatisfied Lease Obligations at Closing. Seller shall receive a credit at Closing for any Purchaser's Unsatisfied Lease Obligations paid by Seller prior to Closing. In the event that this transaction is not consummated, Purchaser shall bear no responsibility for the payment of any Purchaser's Unsatisfied Lease Obligations. Seller agrees to pay the unsatisfied leasing commission obligations and Tenant improvement obligations set forth on Exhibit N designated as Seller's responsibility ("Seller's Unsatisfied Lease Obligations") on or before the Closing or credit Purchaser for the amount of Seller's Unsatisfied Lease Obligations, in which case Purchaser shall assume all the obligations of the Seller's Unsatisfied Lease Obligations for which Purchaser received a credit.

     26.2. After this Agreement has been executed by both Seller and Purchaser, Seller shall not execute any new Lease (other than the Dominick's Lease) or Lease modification (other than the "Office Depot Modification" [hereinafter defined]) or renewal affecting the Property without Purchaser's prior written consent, which consent may be withheld in Purchaser's sole discretion. Purchaser's consent shall be deemed given if Purchaser has not responded to the contrary within five (5) business days after Seller's written request and Purchaser's receipt of a Tenant-executed copy of such new Lease or Lease modification or renewal and financial statement of the proposed tenant, together with an itemization of the Tenant improvement obligation, leasing commissions and an estimate of all other related costs associated with the negotiation and execution of such new Lease (the "New Lease Costs"). If approved by Purchaser, a fully executed copy of any such new Lease or Lease modification or renewal and executed Tenant Certificate therefore shall be delivered to Purchaser within ten (10) days of the full execution thereof, but in any event prior to Closing. All New Lease Costs shall be paid by Purchaser and Purchaser shall assume all such obligations at the Closing and Seller shall receive a credit at Closing for any New Lease Costs paid by Seller prior to Closing. Notwithstanding anything herein contained to the contrary, to the extent Seller satisfies the conditions precedent contained in Paragraphs 29.3 and 29.4, New Lease Costs shall include all such costs arising out of the Office Depot Modification and the Dominick's Lease (as said terms are hereinafter defined).

27.  TENANT CERTIFICATES.

     27.1. The following terms have been defined as follows for convenience of reference:

          (i) "Tenant Certificate" means a certificate, commonly known as an estoppel certificate, signed by a Tenant with respect to its Lease, either in the form set forth on Exhibit L hereto or on such other form as is substantially consistent with the requirements of the Tenant's lease for such certificates. Purchaser shall have the right to update any Tenant Certificates prior to Closing.

          (ii) "Seller Tenant Certificate" means a Tenant Certificate signed by Seller with respect to a particular Lease for which the Tenant in question has failed to execute and deliver a Tenant Certificate, in which case the Seller Tenant Certificate shall be in the form of Exhibit L; provided, however, that a Seller Tenant Certificate shall in all cases be limited to Beneficiary's knowledge as defined in Paragraph 16 hereof and the statements contained in any such Seller Tenant Certificate shall only survive for a period of ninety (90) days from the date such Seller Tenant Certificate is delivered to Purchaser (i.e. Purchaser shall have no right to make any claims against Seller arising out of the Seller Tenant Certificate after the expiration of ninety (90) days immediately following the Closing). Seller's liability pursuant to its delivery of all Seller's Tenant Certificates, if any, shall be limited by the terms of Paragraph 17 hereof.

          (iii) "Qualification" means any assertion in a Tenant Certificate (whether in the form of Exhibit L or otherwise, including any updated Tenant Certificate received by Purchaser) or a Seller Tenant Certificate of (i) a claim, counterclaim, offset or defense against the lessor, (ii) a default on the part of the lessor, (iii) unpaid credits, allowances or other sums due from the lessor prior to the date of the estoppel (other than expressly disclosed on Exhibit N or Exhibit O attached hereto or pursuant to a New Lease pursuant to Paragraph 26 herein), (iv) an unfulfilled construction or other obligation on the part of the lessor prior to the date of estoppel (other than expressly disclosed on Exhibit N or Exhibit O attached hereto or pursuant to a New Lease pursuant to Paragraph 26 herein), or (v) information which is contrary (x) to the information contained in the rent roll attached hereto as Exhibit M, or (y) the information pertaining to Tenant allowances and leasing commissions contained on Exhibit N.

          (iv) "Unacceptable Qualification" means any Qualification other than the following:

               (a) a Qualification which is expressly disclosed on the Rent Roll attached hereto as Exhibit M or the schedule attached hereto as Exhibit N; or

               (b) a Qualification expressly disclosed in this Agreement or in the Lease in question which was delivered or made available to Purchaser prior to the expiration of the Inspection Period; or

          (c) a disclosure of physical defects to the portion of the Property generally known as the common area.

     27.2. If a Qualification is not an Unacceptable Qualification, it shall not affect Purchaser's obligations to close hereunder or give rise to any liability from Seller to Purchaser.

     27.3. Seller shall promptly request a Tenant Certificate in the form of Exhibit L from all Tenants, and shall in good faith pursue the collection of the same. Seller shall deliver to Purchaser, upon Seller's receipt thereof, all Tenant Certificates which have actually been signed by Tenants (whether in the form of Exhibit L or otherwise).

     27.4. It shall be a condition to Purchaser's obligations hereunder (the "Estoppel Condition") that Seller deliver to Purchaser, at or prior to 5:00 p.m. Chicago time on the fifteenth (15th) day prior to Closing ("Estoppel Date") (i) a Tenant Certificate dated not earlier than sixty (60) days prior to Closing from each of the following Tenants of the Property: Payless Shoe Stores, Inc. (to the extent said Tenant executes a renewal, the parties acknowledging that said Tenant's lease expired on October 31, 1997), Dollar Bills, Frank's Nursery, Office Depot, Pizza Hut, Factory Card Outlet, Leaps & Bounds and Toys R Us (for their tenancy interest only), and (ii) a Tenant Certificate dated nor earlier than sixty (60) days prior to Closing or a Seller Tenant Certificate for all other Tenants, as shown on the rent roll attached hereto as Exhibit M. Notwithstanding the foregoing to the contrary, Seller shall not have satisfied the Estoppel Condition if the Tenant Certificates (including, without limitation, any updated Tenant Certificates received by Purchaser) or the Seller Tenant Certificates disclose Unacceptable Qualifications other than Unacceptable Qualifications with an "Estoppel Qualification Sum" (hereinafter defined) of less than $50,000 in the aggregate for all of the Leases. The "Estoppel Qualification Sum" shall mean the following:

          (i) if the claim asserted arises out of a defect which can be cured, with the expenditure of money on a one time basis, such as a physical defect, then such sum shall be calculated by a reasonable estimate of the cost to repair or remediate said defect; and

          (ii) if the claim asserted affects a continuing obligation of a Tenant under the lease, such as the payment of rent, then the claim shall be calculated by (i) determining the amount of the claim on a per annum basis,
(ii) multiplying said amount by the number of years or partial years said claim would affect the monetary obligations under the lease and (iii) only if such claim relates to the payment of rent, then discounting said product on a present value basis using a discount rate of 7% per annum.

     If the Unacceptable Qualifications have an Estoppel Qualification Sum of less than $50,000 in the aggregate for all of the Leases, then Seller shall either (i) grant Purchaser a credit at Closing for an amount equal to the Estoppel Qualification Sum, or (ii) cure all conditions giving rise to an Unacceptable Qualification on or before the Closing. The determination to perform the covenant contained in subparagraphs (i) or (ii) in the preceding sentence shall be made by Seller in its sole discretion. Provided Seller performs its covenant in this Paragraph 27.4, the disclosure of Unacceptable Qualifications having an Estoppel Qualification Sum of less than $50,000 in the aggregate shall not affect Purchaser's obligations to close hereunder or give rise to any additional liability from Seller to Purchaser.

     27.5. Upon receipt after Closing by Purchaser of a Tenant Certificate containing the information herein required from a Tenant under a Lease for whom Seller has executed and delivered a Seller Tenant Certificate at Closing, the Seller Tenant Certificate executed and delivered by Seller at Closing shall become null and void (but only as to information in the Tenant Certificate which is consistent with that in the Seller Tenant Certificate) and the Tenant Certificate received from the Tenant shall, to the extent of such consistency, be substituted therefor.

     27.6. If Seller has not satisfied the Estoppel Condition on or before 5:00 p.m. Chicago time on the Estoppel Date, then Purchaser shall have the right to terminate this Agreement by delivering written notice to Seller on or before 5:00 p.m. Chicago time one (1) business day after the Estoppel Date. If Purchaser exercises its rights to terminate in accordance with the terms of this Paragraph 27.6, this Agreement shall be null and void without further action of the parties and all Earnest Money theretofore deposited by Purchaser together with any interest accrued thereon, shall be returned to Purchaser, and neither party shall have any further liability to the other, except for those obligations which specifically survive the terms hereof. If Purchaser does not terminate this Agreement pursuant to the first sentence of this Paragraph 27.6, the parties shall proceed to Closing and (i) Purchaser shall receive a credit at Closing equal to the amount of the Estoppel Qualification Sum of the Unacceptable Qualifications contained in the Tenant Certificates and the Seller Tenant Certificates, up to an aggregate amount of $50,000 or (ii) Seller shall cure all conditions giving rise to an Unacceptable Qualification Sum up to an aggregate amount of $50,000. The determination to perform the covenant contained in subparagraphs (i) or (ii) in the preceding sentence shall be made by Seller in its sole discretion.

     27.7. Notwithstanding anything contained herein to the contrary, if Seller does not satisfy the Estoppel Condition because the Estoppel Qualification Sum exceeds $50,000 and Purchaser has terminated the Agreement pursuant to Paragraph 27.6, Seller shall have the right to vitiate Purchaser's termination by written notice on or before 5:00 p.m. Chicago time on the second
(2nd) business day following the Estoppel Date, in which case the parties shall proceed to Closing and Seller shall either (i) grant Purchaser at Closing an amount equal to the Estoppel Qualification Sum, or (ii) cure all conditions giving rise to the Unacceptable Qualification on or before the Closing. The determination to perform the covenant contained in subparagraphs (i) or (ii) in the preceding sentence shall be made by Seller.

28. IRPTA. Seller and Purchaser do hereby indicate that they are aware of the purpose and intent of the Illinois Responsible Property Transfer Act (the "Act") and the disclosure document referred to in the Act and the parties hereby waive the thirty (30) day time period specified in subsection (a) of
Section 4 of the Act. The parties hereby agree and consent to delivery of said disclosure document, if a disclosure document is required by the Act in this case, on or before the date on which the transfer of the Property is to become final. If Seller does not deliver the above-referenced disclosure statement, it shall deliver a certification to Purchaser that such disclosure document is not required by the Act with respect to the Property.

29. PURCHASER'S CONDITIONS TO CLOSING. In addition to the closing requirements contained elsewhere herein, Purchaser's obligations hereunder are conditioned upon the following events:

     29.1. On or before February 28, 1998, Seller having obtained (i) a fully executed agreement of sale between Seller and Fretter, Inc., (the "Fretter's Agreement of Sale") evidencing Seller's intention to purchase the Fretter's parcel owned by Fretter legally described in Exhibit A-1 attached hereto (the "Fretter's Parcel") for an amount not to exceed $1,300,000.00 and which agreement of sale shall (a) specifically permit the assignment of Seller's rights thereunder to Purchaser, (b) allow Purchaser to satisfy any condition to effectiveness in the Dominick's Lease relating to the purchase of the Fretter's Parcel, (c) contain a release by Fretter, Inc. of any of its claims against Seller and the Property arising out of that certain Reciprocal Easement and Operation Agreement dated June 9, 1986 affecting the Property (the "REA") and that certain Supplemental Agreement dated June 30, 1986 between Seller's predecessor in title and Fretter, Inc., and (d) be reasonably acceptable to Purchaser in form and substance, and (ii) approval of the Fretter's Agreement of Sale by the United States Bankruptcy Court for the Northern District of Ohio, Eastern Division in accordance with Section 363 of the United States Bankruptcy Code. Seller shall, prior to the Closing Date, comply with all obligations of the buyer under the Fretter's Agreement of Sale, but Seller shall be under no obligation to close upon the acquisition of the Fretter's Parcel. In the event Seller is obligated to close under the terms of the Fretter's Agreement of Sale, but elects not to so close, the condition precedent contained in this Paragraph 29.1 shall no longer be deemed satisfied by Seller.

     29.2. On or before February 28, 1998, Seller having obtained a fully executed agreement of sale between Seller and Toys R Us (the "Toys R Us Agreement of Sale") evidencing Seller's intention to purchase the Toys R Us parcel owned by Toys R Us legally described in Exhibit A-2 attached hereto (the "Toys R Us Parcel") for an amount not to exceed $2,700,000.00, and which agreement of sale shall (a) specifically permit the assignment of Seller's rights thereunder to Purchaser, (b) allow Purchaser to satisfy any condition to effectiveness in the Dominick's Lease relating to the purchase of the Toys R Us Parcel, (c) contain a release by Toys R Us of any of its claims against Seller and the Property arising out of the REA and that certain Toys' Supplemental Agreement dated June 16, 1986 between Seller's predecessor in title and Toys R Us, and (d) be reasonably acceptable to Purchaser in form and substance. Seller shall, prior to the Closing Date, comply with all obligations of the buyer under the Toys R Us Agreement of Sale, but Seller shall be under no obligation to close upon the acquisition of the Toys R Us Parcel. In the event Seller is obligated to close under the terms of the Toys R Us Agreement of Sale, but elects not to so close, the condition precedent contained in this Paragraph
29.2 shall no longer be deemed satisfied by Seller.

     29.3. On or before February 28, 1998, Seller having obtained a modification to the current Lease with Office Depot (the "Office Depot Modification"), which amendment shall (i) reduce the square footage of the Office Depot premises to approximately 27,000 square feet, provide for the same per square foot rental rate, a landlord contribution not to exceed $200,000 plus a landlord obligation to construct the new demising wall, demolition of the building to the east of the demising wall, capping off utility and HVAC and structural work required in connection with such demolition, (ii) allow Purchaser the ability to satisfy any condition to effectiveness in the Dominick's Lease relating to the Office Depot premises and (iii) be reasonably acceptable to Purchaser in form and substance. Seller shall, prior to the Closing Date, comply with all obligations of the lessor under the Office Depot Modification, but Seller shall not be obligated to expend any funds toward the landlord contribution or the construction of the demising wall set forth in the Office Depot Modification.

     29.4. On or before February 28, 1998, Seller shall have entered into a fully executed Lease with Dominick's Finer Foods (the "Dominick's Lease") in form and substance acceptable to Purchaser and assignable to Purchaser at the Closing with the following conditions to effectiveness having been satisfied:
(i) the environmental condition of the surface and subsurface of the Property, the Fretter's Parcel and Toys R Us Parcel being acceptable to Dominick's; (ii) all consents to the Dominick's Lease from any other occupants and/or tenants of the Property having been obtained; and (iii) Dominick's and Seller having agreed upon a site plan for the redevelopment contemplated in the Dominick's Lease and minimum site criteria for the common area of the Property taking into account the redevelopment contemplated in the Dominick's Lease. Seller shall, prior to the Closing Date, comply with all obligations of the lessor under the

Dominick's Lease, but Seller shall be under no obligation to expend any funds in connection with performing any of the covenants of landlord under the Dominick's Lease other than the preparation of the site plan. Purchaser shall have the right to review drafts of the Dominick's Lease as such drafts are prepared and to review other written materials given by Seller to Dominick's or by Dominick's to Seller, including, without limitation, correspondence and other reports regarding the environmental condition of the Property (collectively, the "Other Documents"). To effectuate the foregoing, Seller shall provide Purchaser with copies of the Dominick's Lease and the Other Documents as drafts thereof are prepared and cooperate with Purchaser in arranging mutually convenient dates, times and places for discussions between Purchaser and Seller. Notwithstanding anything to the contrary contained herein, the foregoing shall under no circumstances, either (A) limit Seller's ability, regardless of Purchaser's comments, to conduct the negotiations with Dominick's in Seller's sole discretion, present to Dominick's Seller's requirements and negotiating positions, or enter into the Dominick's Lease on terms and conditions acceptable to Seller in Seller's sole discretion; or (B) limit Purchaser's ability to terminate this Agreement pursuant to this Paragraph 29 for failure of Seller to obtain the Dominick's Lease in form and substance acceptable to Purchaser, notwithstanding Purchaser's right to review and comment upon the Dominick's Lease and the Other Documents.

     29.5. On or before April 30, 1998, obtaining the IEPA's approval of the Approved Remediation Plan.

     29.6. Notwithstanding anything contained in this Paragraph 29 to the contrary, Purchaser acknowledges that at the time of Closing it shall assume all obligations and liabilities of Seller in connection with the Fretter's Agreement of Sale and the Toys R Us Agreement of Sale without any corresponding reduction in the Purchase Price. In the event that Seller makes any earnest money deposits in connection with the Fretter's Agreement of Sale or the Toys R Us Agreement of Sale, Seller shall receive a credit for all such earnest money deposits, together with the interest earned thereon, at the Closing. To the extent the transaction set forth herein is consummated, Purchaser hereby agrees to indemnify and hold Seller and Affiliates of Seller harmless from and against any loss, cost, expense or liability (including, without limitation, reasonable attorney's fees, court costs and costs of appeal) arising out of claims under the Fretter's Agreement of Sale or the Toys R Us Agreement of Sale for matters arising after the Closing.

     29.7. Notwithstanding anything contained in this Paragraph 29 to the contrary, Purchaser acknowledges that at the time of Closing it shall assume all obligations and liabilities of Seller in connection with the Office Depot Modification and the Dominick's Lease. To the extent the transaction set forth herein is consummated, Purchaser hereby agrees to indemnify and hold Seller and Affiliates of Seller harmless from and against any loss, cost, expense or liability (including, without limitation, reasonable attorney's fees, court costs and costs of appeal) arising out of claims under the Office Depot Modification or the Dominick's Lease for matters arising after the Closing.

     29.8. Notwithstanding anything contained in this Paragraph 29 to the contrary, Seller shall have the right to extend the date for satisfaction of any of the conditions precedent contained in Paragraphs 29.1, 29.2, 29.3, 29.4 or 29.5 for up to three (3) consecutive thirty (30) day periods following the last date for satisfaction for each condition precedent , by giving prior written notice to Purchaser on or before the date three (3) business days prior to the last date for satisfaction of such condition precedent.

     If any of the above conditions are not fulfilled as of the time specified, Purchaser may terminate this Agreement, in which event Seller shall promptly return to Purchaser all Earnest Money deposited, together with any interest earned thereon, and neither Purchaser nor Seller shall have any right, obligation or liability under this Agreement, except for Purchaser's obligation to indemnify Seller and restore the Property, as more fully set forth in Paragraph 7.1. Notwithstanding anything hereto to the contrary, at any time after March 30, 1998, in the event that IEPA's approval of the Approved Remediation Plan has not been obtained but so long as the following events shall have occurred: (i) the conditions precedent to Closing set forth in Paragraphs 29.1, 29.2, 29.3 and 29.4 of this Agreement are satisfied or waived;
(ii) the Approved Remediation Plan has been approved by Purchaser; and (iii) the Aggregate Cost has been determined, Seller shall have the right to deliver notice electing to close within thirty (30) days to Purchaser (the "Notice of Election"). On or before fifteen (15) days after receipt of the Notice of Election, Purchaser shall have the right to elect by written notice to either waive the satisfaction of the condition precedent contained in Paragraph 29.5 and proceed to Closing on the date which is thirty (30) days after Seller's receipt of such notice or terminate this Agreement in which event the terms of the first sentence of this grammatical paragraph shall apply. Absent a written notice from Purchaser to Seller electing to close or terminate on or before fifteen (15) days after Purchaser's receipt of the Notice of Election, Purchaser shall be deemed to have waived the satisfaction of the condition precedent contained in Paragraph 29.5 and Closing shall occur forty-five (45) days after Purchaser's receipt of the Notice of Election.

                           [EXECUTION PAGE FOLLOWS]

               IN WITNESS WHEREOF, the parties hereto have put their hand and seal as of the date first set forth above.

                                        PURCHASER:

                                        JOSEPH FREED HOLDINGS, L.L.C., an
                                        Illinois limited liability company

                                        By:/s/Lawrence H Freed
                                              -----------------
                                        Name: Lawrence H. Freed
                                              -----------------
                                        Its:  Manager
                                              -----------------

                                        SELLER:

                                        TRUSTEE:

                                        AMERICAN NATIONAL BANK AND TRUST
                                        COMPANY OF CHICAGO, not personally,
                                        but as Trustee under Trust
                                        Agreement dated April 24, 1987 and
                                        known as Trust No. 102332-03

                                        By:/s/Mark DeGrazia
                                              --------------
                                        Name: Mark DeGrazia
                                              --------------
                                        Its:  Trust Officer
                                              --------------


                                        BENEFICIARY:

                                        EVANSTON PLAZA INVESTORS A REAL
                                        ESTATE LIMITED PARTNERSHIP, an
                                        Illinois limited partnership

                                        By:  Balcor Equity Partners-IV, an
                                        Illinois general partnership, its
                                        general partner

                                             By:  The Balcor Company, a
                                                  Delaware corporation, its
                                                  general partner

                                                  By:/s/John K. Powell,Jr.
                                                        ------------------
                                                  Name:
                                                        ------------------
                                                  Its:
                                                        ------------------

                                                           [Evanston Plaza]

_________________ of Insignia Mortgage and Investment Company, Inc.
("Seller's Broker") executed this Agreement in its capacityas a real estate broker and acknowledges that the fee or commission due it from Seller as a result of the transaction described in this Agreement is as set forth in that certain Listing Agreement, dated November 20, 1996 between Seller and
Seller's Broker (the "Listing Agreement"). Seller's Broker also acknowledges that payment of the aforesaid fee or commission is conditioned upon the Closing and the receipt of the Purchase Price by the Seller. Seller's Broker agrees to deliver a receipt to the Seller at the Closing for the fee or commission due Seller's Broker and a release, in the appropriate form, stating that no other fees or commissions are due to it from Seller or Purchaser.

                                             INSIGNIA MORTGAGE AND
                                             INVESTMENT COMPANY, INC.


                                             By:
                                                ---------------------

                                                               [Evanston Plaza]

_________________ of Mid-America Real Estate Corp. ("Seller's Additional Broker") executed this Agreement in its capacity as a real estate broker and acknowledges that the fee or commission due it from Seller as a result of the transaction described in this Agreement is as set forth in that certain Listing Agreement, dated __________________________ between Seller and Seller's Additional Broker (the "Additional Listing Agreement"). Seller's Additional Broker also acknowledges that payment of the aforesaid fee or commission is conditioned upon the Closing and the receipt of the Purchase Price by the Seller. Seller's Additional Broker agrees to deliver a receipt to the Seller at the Closing for the fee or commission due Seller's Additional Broker and a release, in the appropriate form, stating that no other fees or commissions are due to it from Seller or Purchaser.

                                   MID-AMERICA REAL ESTATE CORP.

                                   By:
                                      --------------------------

                                   Exhibits
                                   ---------

A    -    Legal Description of the Property

A-1  -    Legal Description of Fretter's Parcel

A-2  -    Legal Description of Toys R Us Parcel

B    -    Personal Property

C    -    Escrow Agreement

D    -    Title Commitment

E    -    Deed

F    -    Bill of Sale

G    -    Assignment and Assumption of Intangible Property

H    -    Service Contracts

I    -    Assignment and Assumption of Leases and Security Deposits

J    -    Non-Foreign Affidavit

K    -    Notice to Tenants

L    -    Tenant Certificate

M    -    Rent Roll

N    -    Leasing Commissions and Tenant Improvements

O    -    Litigation

P    -    Environmental Escrow Agreement